Exhibit 99.B

SCHEDULE B

Transactions by Reporting Persons in the shares of the Issuer During the Past 60 Days

Date	Buy/Sell	Number of Shares	Purchase Price
04-Mar-25	BUY	220,000	€ 25.0276
05-Mar-25	BUY	137,000	€ 25.0417
06-Mar-25	BUY	298,046	€ 24.9553
07-Mar-25	BUY	42,617	€ 25.0104
10-Mar-25	BUY	1,170,000	€ 24.9248
11-Mar-25	BUY	1,425,947	€ 24.6803
12-Mar-25	BUY	1,064,027	€ 24.5047
13-Mar-25	BUY	1,645,380	€ 24.4002
14-Mar-25	BUY	1,473,539	€ 24.4635
17-Mar-25	BUY	673,442	€ 24.4822
18-Mar-25	BUY	75,665	€ 24.4695